

Mail Stop 3561

January 5, 2010

Coates International Ltd.
Barry C. Kaye- Chief Financial Officer
2100 Highway 34 & Ridgewood Road
Wall Township, NJ 07719

> **Re: Coates International Ltd.
> Form 10-K for the year ended December 31, 2008
> File Number: 000-33155**

Dear Mr. Kaye:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2008

Item 8- Financial Statements and Supplementary Data
Consolidated Statement of Operations, page F-3

1. We note that you present the gain on sale of land and building within revenues. In this regard, please amend your financial statements to reclassify such amounts to other operating income. For guidance, please refer to ASC Topic 360-10-45-5.

Form 10-Q for the quarterly period ended September 30, 2009

Notes to Consolidated Financial Statements
Note 6- Termination of Lease, page 10

2. We note the disclosure that your reacquisition of the property which houses your headquarters as well as your research and development facilities effectively terminated the related operating lease. In this regard, please tell us what consideration was given to allocating a portion of the total purchase price of $2,199,000 to lease termination expense. For analogous guidance, please refer to paragraph B145-B147 of SFAS 141(R) and ASC Topics 420-10-25 through 420-10-30.

Note 7- Repurchase of Land and Building, page 10

3. Based on disclosures in your previous Form 10-K filings, we note that you originally purchased the land and building that serves as your headquarters as well as research and development facility from The George J. Coates 1991 Family Partnership in 1995. In this regard, please tell us when this building was first constructed and how you determined that it had an estimated useful life of 40 years when you reacquired it during 2009.

4. You state that you submitted a winning bid at an auction for the property which houses your headquarters as well as research and development facility. Please tell us the facts and circumstances surrounding this auction. In your response, provide us with at least the following information:
    - whether or not the bidding was open,
    - the approximate number of bidders, if known, and the amount of the highest non-winning bid,
    - the circumstances that gave rise to the commencement of an auction to sell the property, and
    - whether or not your operating lease would have been automatically terminated if you had not been the winning bidder.

In addition, please tell us the identity of the original purchaser of your property in the 2005 sale-leaseback transaction and any relationship they may have had with your company prior to and after such transaction.

5. You indicate that the total purchase price was allocated to the land and to the building based on their relative estimated fair values at the date of acquisition. In this regard, please provide us with the estimated fair value of the land and building used to allocate the purchase price of your acquisition. Also, tell us whether the fair value was determined by appraisal or some other method.

Note 20- Subsequent Events
Joint Venture Formation, page 18

6. Please provide us with a copy of your joint venture agreement as well as the agreement to raise $300 million through a private offering of collateralized zero coupon bonds to institutional investors. In addition, please note these agreements should be filed as exhibits. See Item 601(b)(10) of Regulation S-K.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at 202-551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief